UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share	M87915100
(Title of Class of Securities)	(CUSIP Number)

Maya Alcheh-Kaplan

Israel Corporation Ltd.

23 Aranha Street

Tel Aviv 6107025, Israel

+972-3-684-4517

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M87915-10-0

1	NAMES OF REPORTING PERSONS: Israel Corporation Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: None.
	8	SHARED VOTING POWER: None.
	9	SOLE DISPOSITIVE POWER: None.
	10	SHARED DISPOSITIVE POWER: None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: None.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO

Item 1.	Security and Issuer

The name of the issuer to which this Amendment No. 10 (as defined below) relates is Tower Semiconductor Ltd. (“Tower”). Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, 23105 Israel. This Amendment No. 10 relates to Tower’s Ordinary Shares, NIS 15.00 par value per share (the “Ordinary Shares”). This constitutes Amendment No. 10 (“Amendment No. 10”) to Schedule 13D filed previously by the Reporting Person (as defined in Item 2 below).

Item 2.	Identity and Background

This Amendment No. 10 is filed on behalf of Israel Corporation Ltd. (“TIC” or the “Reporting Person”). The Reporting Person is organized under the laws of the State of Israel.

The principal business address of the Reporting Person is 23 Aranha Street, Tel Aviv 61070 Israel. The principal business of the Reporting Person is a holding company.

During the last five years, neither the Reporting Person nor any of the executive officers or directors of the Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable. This statement on Schedule 13D is being filed solely to report that the Reporting Person has disposed of all of the Tower Ordinary Shares that it previously held.

Item 4.	Purpose of Transaction.

On January 7, 2015, the Reporting Person transferred all of the Tower Ordinary Shares held by it to Kenon Holdings Ltd. (“Kenon”) as part of its internal reorganization completed in contemplation of the Spin-Off pursuant to the Sale, Separation and Distribution Agreement, between the Reporting Person and Kenon Holdings Ltd., dated January 7, 2015 (the “Spin-Off Agreement”). Also on January 7, 2015, the Reporting Person transferred to the account of the Tel Aviv Stock Exchange (the “TASE”) the shares of Kenon to be distributed to the Reporting Person’s shareholders on January 9, 2015. As a result, the Reporting Person no longer beneficially owns any Tower Ordinary Shares.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (d) As of January 7, 2015, the Reporting Person does not beneficially own any Tower Ordinary Shares.

(c) As described in Item 4, on January 7, 2015, the Reporting Person transferred all of the Tower Ordinary Shares held by it to Kenon and transferred to the account of the TASE the shares of Kenon to be distributed to the Reporting Person’s shareholders on January 9, 2015, thereby disposing of all Tower Ordinary Shares beneficially owned by the Reporting Person on January 7, 2015.

(e) On January 7, 2015, the Reporting Person ceased to beneficially own more than five percent of the Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is a party to the Spin-Off Agreement. See Item 4.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

1.	Sale, Separation and Distribution Agreement, between Israel Corporation Ltd. and Kenon Holdings Ltd., dated January 7, 2015 (Filed by Kenon Holdings Ltd. as Exhibit 99.2 to the Form 6-K of Kenon Holdings Ltd. submitted to the Commission on January 8, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2015

ISRAEL CORPORATION LTD.

By:	/s/ Avisar Paz
Name:	Avisar Paz
Title:	Chief Executive Officer

By:	/s/ Maya Alcheh-Kaplan
Name:	Maya Alcheh-Kaplan
Title:	Executive Vice President, General Counsel & Company Secretary

Exhibit Index

Exhibit No.	Description

1.	Sale, Separation and Distribution Agreement, between Israel Corporation Ltd. and Kenon Holdings Ltd., dated January 7, 2015 (Filed by Kenon Holdings Ltd. as Exhibit 99.2 to the Form 6-K of Kenon Holdings Ltd. submitted to the Commission on January 8, 2015).